PUBLICATION OF SUPPLEMENT

UNILEVER PLC

Released 17:59:06 26 July 2024

RNS Number : 0983Y
Unilever PLC
26 July 2024

London/Rotterdam, 26 July 2024.

Unilever Finance Netherlands B.V.

LEI: 549300SWJ4YK4LLNT176

PUBLICATION OF SUPPLEMENT

The following Supplement has been approved by the Financial Conduct Authority and is available for viewing:

*Supplement dated 25 July 2024 (the "**Supplement**") relating to the U.S.$25,000,000,000 Debt Issuance Programme of Unilever Finance Netherlands B.V., Unilever Capital Corporation and Unilever PLC (as Issuers) and Unilever PLC and Unilever United States, Inc. (as Guarantors).*

The Supplement should be read and construed in conjunction with the Information Memorandum dated 16 May 2024 (the "**Information Memorandum**").

To view the Supplement, and the document incorporated by reference therein, please paste the following URL into the address bar of your browser.

https://www.unilever.com/files/supplement-dated-25-july-2024.pdf

https://www.unilever.com/files/ir-q2-2024-full-announcement.pdf

The full documents will be submitted to the National Storage Mechanism and will shortly be available for inspection at *https://data.fca.org.uk/#/nsm/nationalstoragemechanism*.

ENDS

Enquiries

Media:

Unilever Press Office

press-office.london@unilever.com

Investors:

Investor Relations Team investor.relations@unilever.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplement is not addressed. Prior to relying on the information contained in the Supplement, you must ascertain from the Information Memorandum whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Forward-looking statements

This announcement may contain forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

END